385 S. Lemon Avenue #E 301

Walnut, CA 91789 336000

MakingORG, INC.

March 28, 2023

VIA EDGAR

United State Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Heather Clark
Kevin Woody

MakingORG, INC. Form 10-K for the Year Ended December 31, 2021 Filed April 15, 2022 File No. 000-55260

Dear Sir or Madam:

MakingORG, Inc. (the “Company”) is hereby responding to your review letter addressed to Juanzi Cui, Chief Executive Officer of the Company, dated August 15, 2022 (the “SEC Letter”). The Company is filing an Amendment to its Form 10-K (the “Amendment”) in response to the SEC Letter. This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Form 10-K for the Year Ended December 31, 2021

General

1. We note that although you are domiciled in California, all revenues for 2021 were from the Peoples Republic of China (PRC) and your main operating subsidiaries, HKFW and CBKB are located in Hong Kong and the PRC, respectively. In this regard, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021

We have added the applicable disclosure to the Amendment to address the above risks.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

By:	/s/ Juanzi Cui
Name:	Juanzi Cui